January 16, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Sonia Gupta Barros, Assistant Director

Office of Real Estate and Commodities

Re:	Americold Realty Trust

Registration Statement on Form S-11 (SEC File No. 333-221560)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Americold Realty Trust that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on January 18, 2018 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,550 copies of the Preliminary Prospectus dated January 9, 2018 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
J.P. MORGAN SECURITIES LLC
RBC CAPITAL MARKETS, LLC

As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz

Name:	Richard A. Diaz
Title:	Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ Eddy Allegaert

Name:	Eddy Allegaert
Title:	Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ John Perkins

Name:	John Perkins
Title:	Managing Director, Group Head of U.S. Real Estate Investment Banking

[Signature Page to Acceleration Request]